Mail Stop 3561

August 12, 2005


Horace J. Davis, III
Trinsic, Inc.
601 South Harbour Island Boulevard, Suite 220
Tampa, Florida 33602

	RE:  	Trinsic, Inc.
		Preliminary Proxy Statement on Schedule 14A
		File No. 000-28467
		Filed August 5, 2005

Dear Mr. Davis:

      We limited our review of your filing to matters relating to the outstanding accounting comments issued in connection with our review of your Form 10-K for the fiscal year ended December 31, 2004 as well as certain portions of the proxy statement`s disclosure.

      Please respond to our comments, which were issued through our phone conversation with your counsel on August 12, 2005, by filing a revised preliminary proxy statement. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation
14A and Rule 310 of Regulation S-T.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Ted Yu at (202) 551-
3372
or me at (202) 551-3833.

Sincerely,




      Michele M. Anderson
Legal Branch Chief


cc:	Gary A. Brooks
	Cahill Gordon & Reindel





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Horace J. Davis, III
Trinsic, Inc.
August 12, 2005
Page 2